STRATEGIC PARTNERS STYLE SPECIFIC FUNDS
Jennison Conservative Growth Fund

Notice of Rule 12b-1 Fee Waiver
Class A Shares

     THIS NOTICE OF RULE 12b-1 FEE WAIVER is signed as of August 1, 2008, by PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC (PIMS), the Principal Underwriter of Strategic Partners Style Specific Funds, a multi-series open-end management investment company (the Trust and each separate series of which is referred to as a Fund).

     WHEREAS, PIMS has been waiving a portion of its distribution and shareholder services fees payable on Class A shares of each Fund (Rule 12b-1 fees); and

     WHEREAS, PIMS desires to continue to provide a contractual waiver of a portion of Rule 12b-1 fees; and

     WHEREAS, PIMS understands and intends that the Trust will rely on this Notice and agreement in preparing a registration statement on Form N-1A and in accruing each Fund’s respective expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Trust to do so; and

    WHEREAS, shareholders of the Funds will benefit from the ongoing contractual waiver by incurring lower Fund operating expenses than they would absent such waiver.

     NOW, THEREFORE, PIMS hereby provides notice that it has agreed to limit the distribution or service (12b-1) fees incurred by Class A shares of each Fund to .25 of 1% of the respective average daily net assets attributable to Class A shares of each Fund. This contractual waiver shall be effective from the date hereof through November 30, 2009.

     IN WITNESS WHEREOF, PIMS has signed this Notice of Rule 12b-1 Fee Waiver as of the day and year first above written.

PRUDENTIAL INVESTMENT
MANAGEMENT SERVICES LLC

By: /s/ Robert F. Gunia

Name: Robert F. Gunia
Title:     President